ASML 2024 Third-Quarter results Veldhoven, the Netherlands October 15, 2024 ASML reports €7.5 billion total net sales and €2.1 billion net income in Q3 2024 ASML expects total net sales for 2024 of around €28 billion Exhibit 99.2

Page 2October 15, 2024 • Investor key messages • Business summary • Outlook • Financial statements Agenda

Page 3October 15, 2024 Investor key messages

Page 4October 15, 2024 Investor key messages • Global megatrends in the electronics industry, supported by a highly profitable and fiercely innovative ecosystem, are expected to continue to fuel growth across the semiconductor market • Growth in semiconductor end markets and increasing lithography intensity are driving demand for our products and services • ASML’s comprehensive product portfolio is aligned with our customers’ roadmaps, delivering cost effective solutions in support of all applications from leading edge to mature nodes • ASML will update its long-term market scenarios during its Investor Day on November 14, 2024 • ASML and its supply chain partners are actively adding and improving capacity to meet current and future customer demand • We continue to execute our ESG Sustainability strategy and shared the latest progress and actions to reach our targets in our integrated Annual Report 2023, published on February 14, 2024 • We expect to continue to return significant amounts of cash to our shareholders through a combination of growing dividends and share buybacks

Page 5October 15, 2024 Business summary

Page 6October 15, 2024 1 Installed Base Management equals our net service and field option sales 2 Income from operations as a percentage of Total net sales 3 Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted. Q3 results summary • Total net sales of €7.5 billion, net system sales of €5.9 billion ◦ Installed Base Management1 sales of €1.5 billion • Gross margin of 50.8% • Operating margin2 of 32.7% • Net income as a percentage of total net sales of 27.8% • Earnings per share (basic) of €5.28 • Net bookings3 of €2.6 billion ◦ including EUV bookings of €1.4 billion Numbers have been rounded for readers' convenience.

Page 7October 15, 2024 Memory 46% Logic 54% Technology EUV 35% ArFi 48% ArF Dry 3% KrF 10% I-line 2% Metrology & Inspection 2% Net system sales breakdown (Quarterly) End-Use Memory 36% Logic 64% Sales in lithography units 11 38 7 42 18 EUV ArFi ArFdry KrF I-Line Sales in lithography units 8 32 11 33 16 EUV ArFi ArFdry KrF I-Line Q3’24 Net system sales €5,926 million Q2’24 Net system sales €4,761 million EUV 31% ArFi 50% ArF Dry 7% KrF 9% I-line 2% Metrology & Inspection 1% Region (ship to location) USA 21% South Korea 15% Taiwan 15% China 47% Japan 2% USA 3% South Korea 28% Taiwan 11% China 49% Japan 3% Rest of Asia 2% EMEA 4%

Page 8October 15, 2024 Logic Memory Installed Base Management1 1 Installed Base Management equals our net service and field option sales Total net sales € million by End-use To ta l N et S al es 13,979 18,611 21,173 27,559 19,000 2,924 4,064 5,453 5,954 5,780 7,393 9,589 9,977 15,985 8,873 3,662 4,958 5,743 5,620 4,347 2020 2021 2022 2023 2024 YTD 0 5,000 10,000 15,000 20,000 25,000 30,000

Page 9October 15, 2024 Net systems bookings1 activity by End-use Q3’24 net system bookings €2,633 million Q2’24 net system bookings €5,567 million Memory 27% Logic 73% 1 Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted. Memory 54% Logic 46%

Page 10October 15, 2024 • In Q3, ASML paid an interim dividend of €1.52 per ordinary share • The second quarterly interim dividend over 2024 will be €1.52 per ordinary share and will be made payable on November 7, 2024 • In Q3 2024 no shares were purchased € bi llio n Capital return (cumulative) up to 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 YTD — 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 A nn ua liz ed d iv id en d (€ ) Dividend 1.52 1.05 1.20 1.40 2.10 2.40 2.75 5.50 5.80 6.10 1.52 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 Capital return to shareholders Share buyback Dividend paid Third interim and final dividend for a year are paid in the subsequent year Total dividend Interim dividend

Page 11October 15, 2024 Outlook

Page 12October 15, 2024 Outlook Q4 • Total net sales between €8.8 billion and €9.2 billion, including ◦ Installed Base Management1 sales of around €1.9 billion • Gross margin between 49% and 50% • R&D costs of around €1,090 million • SG&A costs of around €300 million 2024 • Expected total net sales of around €28 billion with a gross margin of around 50.6% • Estimated annualized effective tax rate between 16% and 17% 1 Installed Base Management equals our net service and field option sales

Page 13October 15, 2024 Financial Statements

Page 14October 15, 2024 Consolidated statements of operations € million Quarter on Quarter Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Total net sales 6,673 7,237 5,290 6,243 7,467 Gross profit 3,462 3,717 2,697 3,212 3,793 Gross margin % 51.9 51.4 51.0 51.5 50.8 R&D costs (992) (1,041) (1,032) (1,101) (1,055) SG&A costs (288) (284) (273) (277) (297) Income from operations 2,182 2,392 1,392 1,834 2,441 Operating income as a % of total net sales 32.7 33.1 26.3 29.4 32.7 Net income 1,893 2,048 1,224 1,578 2,077 Net income as a % of total net sales 28.4 28.3 23.1 25.3 27.8 Earnings per share (basic) € 4.81 5.21 3.11 4.01 5.28 Earnings per share (diluted) € 4.81 5.20 3.11 4.01 5.28 Lithography systems sold (units) 1 112 124 70 100 116 Net bookings 2 2,602 9,186 3,611 5,567 2,633 1 Lithography systems do not include metrology and inspection systems. 2 Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 15October 15, 2024 Consolidated statements of cash flows € million Quarter on Quarter Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Cash and cash equivalents, beginning of period 6,341 4,976 7,005 5,101 4,814 Net cash provided by (used in) operating activities 1,128 3,197 (252) 924 950 Net cash provided by (used in) investing activities (1,090) (617) (724) (437) (215) Net cash provided by (used in) financing activities (1,406) (545) (927) (773) (565) Effect of changes in exchange rates on cash 3 (6) (1) (1) (4) Net increase (decrease) in cash and cash equivalents (1,365) 2,029 (1,904) (287) 166 Cash and cash equivalents, end of period 4,976 7,005 5,101 4,814 4,980 Short-term investments 5 5 305 205 5 Cash and cash equivalents and short-term investments 4,981 7,010 5,406 5,019 4,985 Purchases of property, plant and equipment and intangible assets (510) (602) (424) (538) (416) Free cash flow 1 618 2,595 (676) 386 534 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 16October 15, 2024 Consolidated balance sheets € million Quarter End Assets Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Cash & cash equivalents and short-term investments 4,981 7,010 5,406 5,019 4,985 Accounts receivable and finance receivables, net 5,682 5,774 5,041 5,517 6,171 Contract assets 267 240 303 435 554 Inventories, net 8,379 8,851 9,865 10,972 11,414 Loan receivable 921 929 930 929 929 Other assets 2,776 2,230 2,539 2,592 2,519 Tax assets 2,681 2,873 2,524 2,557 2,263 Equity method investments 1,094 920 951 1,002 1,083 Goodwill 4,583 4,589 4,589 4,589 4,589 Other intangible assets 757 742 711 687 653 Property, plant and equipment 5,093 5,493 5,841 6,084 6,212 Right-of-use assets 300 307 343 358 394 Total assets 37,514 39,958 39,043 40,741 41,766 Liabilities and shareholders' equity Current liabilities 16,310 16,275 15,049 16,132 16,026 Non-current liabilities 9,209 10,231 10,200 9,898 9,589 Shareholders' equity 11,995 13,452 13,794 14,711 16,151 Total liabilities and shareholders' equity 37,514 39,958 39,043 40,741 41,766 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 17October 15, 2024 This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets and business environment trends, expected demand, bookings, backlog, expected recovery in the semiconductor industry and expected timing thereof including expected industry recovery continuing in 2025, plans to continue to build capacity, outlook and expected financial results, outlook of market segments, including expected results for Q4 2024, including net sales, IBM sales, gross margin, R&D costs, SG&A costs, outlook for full year 2024, including expected full year 2024 total net sales, gross margin and estimated annualized effective tax rate, expectations and modelling with respect to 2025 revenue and gross margin, statements made at our 2022 Investor Day, including revenue and gross margin opportunity for 2025 and 2030, statements with respect to execution of ESG sustainability strategy, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks, statements with respect to our share buyback program, including the amount of shares that may be repurchased thereunder and statements with respect to dividends, statements with respect to expected performance and capabilities of our systems and customer plans and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic environment on the semiconductor industry, uncertainty around a market recovery including the timing thereof, the impact of inflation, interest rates, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings and our ability to convert bookings into sales, the risk of order cancellation or push outs and restrictions on shipments of ordered systems under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, exchange rate fluctuations, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase programs, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2023 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Forward looking statements